Exhibit 99.2

LILIUM N.V.

The following summary highlights selected information contained elsewhere in the registration statement into which this summary is incorporated by reference, the accompanying prospectus and the documents incorporated by reference therein. You should read carefully the entire registration statement into which this summary is incorporated by reference, as well as the accompanying prospectus, including the documents incorporated by reference therein, especially the risks discussed under the caption “Risk Factors” in the accompanying prospectus and the documents incorporated by reference therein as well as the consolidated financial statements and notes to those consolidated financial statements incorporated by reference into the accompanying prospectus. Some of the statements in this summary constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” of the accompanying prospectus and the documents incorporated by reference therein. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of the accompanying prospectus.

Overview

Lilium N.V. (the “Company,” “we,” “us,” “our” and similar terms) is a next-generation aviation company. We are focused on developing an electric vertical take-off and landing (“eVTOL”) aircraft for use in a new type of high-speed air transport system for people and goods—one that would (i) offer increased connectivity for communities around the world as well as generate time savings to travelers, (ii) be easily accessible from Vertiports close to homes and workplaces, (iii) be affordable for a large part of the population and (iv) be more environmentally sustainable than current regional air transportation.

The products we are developing are fully electric jet aircraft that can take off and land vertically with low noise. Our objective is for the Lilium Jet to be the basis for sustainable, high-speed regional air mobility (“RAM”) networks, which refers to networks that will connect communities and locales within a region directly with one another. We believe such networks will require less infrastructure than traditional airports or railway lines and a fully electric jet aircraft would produce minimal operating emissions. We expect our Lilium Jets will generate zero operating emissions during flight. A single trip might save hours for a traveler; in aggregate, these networks could save our societies millions of travel hours—and significant carbon emissions—each year.

Currently, our development efforts are focused on the detailed design for the Lilium Jet, ongoing certification process for the Lilium Jet with the European Union Aviation Safety Agency (“EASA”) and the U.S. Federal Aviation Administration (the “FAA”) and building out our manufacturing capacity. We plan to rely on three business models. First, we intend to target general business aviation customers as a business line that we intend to deploy in tailored offerings through private or fractional ownership sales. Second, we plan to provide a turnkey enterprise solution by selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers. Third, we plan to use the Lilium Jet within regional passenger shuttle networks that we intend to create and operate with third parties.

The new and developing eVTOL aircraft market has been made possible by a convergence of innovation across battery technology, lightweight materials, sensors, and computing power and propulsion technology. As of 2021, Morgan Stanley has projected that the eVTOL aircraft market could represent $255 billion (in the base case) in revenues by 2035 and $1.0 trillion (in the base case) by 2040. Morgan Stanley further projects that the eVTOL aircraft market could represent almost $4.5 trillion in revenues in the bull case by 2040. The Company estimates that by 2035 total global demand for eVTOL aircraft could be in the range of 5,000 to 10,000 aircraft annually, based upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research performed by the Company.

The Lilium Jet architecture is based on our proprietary Ducted Electric Vectored Thrust (“DEVT”) technology, which has been developed and rigorously tested over the last several years. While the majority of our eVTOL competitors leverage open rotor engines, which are based on unducted, counter rotating propeller blades that can have a higher noise profile, DEVT consists of quiet electric turbofans mounted within a cylindrical duct. DEVT offers a number of fundamental advantages over open propeller eVTOL architectures, including higher payload potential, safety, the highest market acceptance and penetration for ducted fans in commercial aviation and potential scalability to larger aircraft in the future.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

Our Lilium Jet

The Lilium Jet is designed to meet the requirements of high-speed regional air mobility. We have developed a next-generation aircraft architecture based on the combination of DEVT with a fixed-wing aircraft configuration. Our unmanned technology demonstrator, Phoenix 2, has performed a significant number of aircraft tests, which demonstrate the performance benefits of our DEVT technology. The Lilium Jet will be a piloted aircraft designed from the ground up using the same underlying technologies as the Phoenix demonstrator and optimized for speed, range, passenger comfort, low noise, safety, zero operating emissions and simplicity. Due to the architectural resemblance, we believe many performance parameters of the serial, conforming aircraft can be predicted from the Phoenix demonstrators. We are designing the Lilium Jet in accordance with the strictest aerospace standards and guidelines established by the relevant regulatory authorities and consistent with leading original equipment manufacturers’ commercial aerospace programs. The cabin configuration we launch at entry-into-service will be determined by final customer needs, regulatory requirements and the performance characteristics of the certified aircraft. However, we expect our aircraft architecture will ultimately allow for: (i) a premium four-passenger “club cabin” configuration; (ii) a six-passenger shuttle cabin configuration; and (iii) a cargo cabin configuration.

In the second quarter of 2022, Phoenix 2 achieved another industry first for an electric jet aircraft, performing full transition from hover to wing-borne flight on both the main and canard wings at an airspeed of approximately 100 kts at our test facility in Atlas, Spain. Transition represents the technically challenging phase for eVTOL aircraft between powered vertical lift and the highly efficient wing-borne lift. In December 2022, Phoenix 2 achieved a new top speed of 222 kilometers per hour, performing transition in straight and level flight conditions. In March 2023, Phoenix 2 reached its intended maximum cruise speed of 136 knots (250 kilometers per hour) during a test flight. An additional demonstrator aircraft, Phoenix 3, arrived at our test facility in Atlas, Spain and began supporting flight testing activities in the second quarter of 2023.

Based on current development status, we are targeting for the Lilium Jet to achieve a cruise speed of 250 kilometers per hour (assuming flight at 10,000 feet), a physical aircraft range of 250 kilometers (including reserves) and an operating range at full payload (excluding reserves) of 175 kilometers. We expect this range could continue to improve as battery performance improves over time, and based on our current estimates and analyses, we project that the range of the Lilium Jet could increase to 275 kilometers by 2030, 400 kilometers by 2035 and 480 kilometers by 2040.

Our ultimate goal is to achieve annual in-house production capacity of up to approximately 400 Lilium Jets, beyond which we intend to scale further with manufacturing partners. To keep the initial investment low and production flexible, we plan to use a balanced approach of adequate automation for high volume operations and simpler production technology for aircraft assembly. We intend to implement a larger scale production system with an annual capacity of approximately 1,200 Lilium Jets, which we target implementing with manufacturing and supply chain partners in due course depending on the ramp-up of our business.

In December 2022, we launched the Lilium Pioneer Edition Jet for sale to private individuals. This limited edition comes with a compelling service, support and training package, as well as customizable options for the cabin configuration and exclusive fabrics and materials. The Lilium Pioneer Edition is limited to a total of 50 aircraft, all of which we expect to sell by the end of 2023, with pre-delivery payments targeting at least 50% of the purchase price prior to delivery. In conjunction with the launch of the Pioneer Edition, Lilium has signed agreements with three customers, which include pre-delivery payments, reserving delivery slots for 31 Lilium Pioneer Edition Jets (which includes one customer's option to reserve an additional 10 delivery slots upon Lilium's receipt of additional initial payments per aircraft). Lilium expects to begin entering into binding agreements with, and taking pre-delivery payments from, shuttle and fleet operators by the end of 2023.

Cash Spend and Cash-on-Hand

Adjusted cash spend (excludes fundraising and related fees, and other non-operation cash flows) in the first quarter of 2023 was €62 million, in line with the budget plan of €125 million for the first half of 2023. The adjusted cash spend included non-recurring supplier payments relating to wings, doors, fuselage and fairings, as well as to our avionics supplier. During the first quarter of 2023 we met our budget target and timelines related to our aircraft development program.

As of June 30, 2023, the Company had approximately $200.6 million of cash, cash equivalents and other financial assets (calculated based on a one euro to $1.09 U.S. dollar exchange rate as of July 10, 2023). We remain focused on cost containment, while accelerating those activities that are essential to achieving key program milestones, in particular, start of final assembly of the type-conforming Lilium Jet, targeted for later this year.

On July 13, 2023, the Company announced that it had launched an underwritten offering (the “Public Offering”) of the Company’s Class A ordinary shares, nominal value €0.12 per share (“Class A Shares”), and a concurrent private placement (the “PIPE”) for the purchase and sale of an expected aggregate of 32,146,147 Class A Shares for $1.30 per share and warrants to purchase up to 8,036,528 Class A Shares at an exercise price of $2.00. Each warrant will be immediately exercisable for one quarter of one Class A Share, with only whole Class A Shares issuable upon exercise. The warrants will expire eighteen months from the date of issuance.

In addition, pursuant to the purchase agreement dated May 1, 2023 between the Company and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), Aceville will fund an additional $75.0 million to partially prepay against the total exercise price of the warrants issued under such agreement, assuming that the Public Offering and the concurrent PIPE generate at least $75.0 million of gross proceeds (“Aceville’s pre-funding commitment”).

Additionally, as of June 30, 2023 and after giving effect to the concurrent PIPE and Aceville’s pre-funding commitment but not the proceeds of the Public Offering, we currently estimate that we will require approximately $160 million (calculated based on a one euro to 1.09 U.S. dollar exchange rate as of July 10, 2023) to fund our operations until our first manned flight test of the type conforming aircraft targeted for the second half of 2024(presumes first manned flight by early fourth quarter 2024), following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. The receipt of pre-delivery payments to fund manufacturing activity is standard practice in the aerospace industry. Nevertheless, our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are out of our control. Overall, we intend to prioritize non-dilutive funding (i.e., public loans, PDPs, grants) for remaining funding.

Additionally, as stated above, our targeted financing sources include strategic partners, business counterparties, government sources and private investors. We continue to evaluate capital raising and strategic opportunities from these sources. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities. See “Risk Factors — Our business plans require a significant amount of capital. Additionally, our future capital needs may require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations” herein for more information.

Corporate Information

We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name Qell DutchCo B.V. on March 11, 2021, solely for the purpose of effectuating the business combination pursuant to the business combination agreement, dated March 30, 2021, as amended (the “Business Combination”), by and among Lilium GmbH, Queen Cayman Merger LLC, Qell Acquisition Corp. and Lilium. Prior to the Business Combination, Qell DutchCo B.V. did not conduct any material activities other than those incidental to its formation and certain matters related to the Business Combination, such as the making of certain required securities law filings.

Our name was changed from Qell DutchCo B.V. to Lilium B.V. on April 8, 2021. In connection with the closing of the Business Combination on September 10, 2021, we converted into a Dutch public limited liability company (naamloze vennootschap) as Lilium N.V. In connection with the Business Combination and a contemporaneous private placement of Class A Shares, we received $464 million in net proceeds.

We are registered in the Commercial Register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82165874. Our official seat (statutaire zetel) is in Amsterdam, the Netherlands and the mailing and business address of our principal executive office is Claude-Dornier Straße 1, Bldg. 335, 82234, Wessling, Germany. Our telephone number is +49 160 9704 6857.

We maintain a website at www.lilium.com, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. We have included our website as an inactive textual reference only. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, this prospectus or our other filings with the SEC and should not be relied upon.

Risk Factors

Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. Additionally, as of June 30, 2023 and after giving effect to the concurrent PIPE and Aceville’s pre-funding commitment but not the proceeds of the Public Offering, we currently estimate that we will require approximately $160 million (calculated based on a one euro to 1.09 U.S. dollar exchange rate as of July 10, 2023) to fund our operations until our first manned flight test of the type conforming aircraft targeted for the second half of 2024 (presumes first manned flight by early fourth quarter 2024), following which we anticipate substantial pre-delivery payments that we have included and intend to continue to include in our binding contracts to become available for our use towards the significant additional costs of securing type certification of the Lilium Jet. Our anticipated receipt of substantial pre-delivery payments is subject to several risks and uncertainties, many of which are out of our control.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our products and services and such demand may never develop. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We will require additional equity or debt financing or government grants or subsidies to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor and customer acceptance of our industry and business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business, both of which could mean that we would be forced to curtail or discontinue our operations.

We may also seek to raise additional capital through the issuance of additional shares or debt securities with conversion rights (such as convertible bonds and option rights). An issuance of additional shares or debt securities with conversion rights will cause dilution on your investment and could potentially reduce the market price of our securities, and we currently cannot predict the amounts and terms of such future offerings.

Additionally, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility or other debt financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. The sale of additional equity or equity-linked securities could dilute our shareholders.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares and other securities.

Additional dilution may arise from the acquisition of, or investments in, companies in exchange, fully or in part, for newly issued shares, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future share option programs or the issuance of shares to employees in the context of existing or future employee participation programs.

Our largest shareholders, in part due to our dual class structure, have significant influence over the Company.

Our four largest shareholders currently control nearly 57% of the total voting power of the Company. Class B ordinary shares, nominal value of €0.36 per share (the “Class B Shares”), have three times as many votes per share as Class A Shares. Daniel Wiegand, our Co-Founder and Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 15% of the total voting power of the Company. Tencent Mobility (Luxembourg) S.à r.l (“Tencent”) currently owns approximately 22% of our outstanding Class A Shares (which represents approximately 19% of the total voting power of the Company). LGT Global Invest Limited, Lightrock LLP and their respective affiliated entities (“LGT/Lightrock”) currently own approximately 14% of our outstanding Class A Shares (which represents approximately 13% of the total voting power of the Company). Entities affiliated with Atomico (the “Atomico Entities”) currently own approximately 10% of our outstanding Class A Shares (which represents approximately 9% of the total voting power of the Company). Such calculations are based on the number of shares of the Company outstanding on July 5, 2023, and do not take into account (x) any potential increase in the number of Class A Shares authorized for issuance at a general meeting of the Company, (y) the share issuances in connection with the Public Offering and the PIPE or (z) any exercise of warrants to purchase Class A Shares held by Tencent, LGT/Lightrock or their affiliates). Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see the section titled “Description of Securities” in the registration statement into which this summary is incorporated by reference.

Related Party Transactions

In connection with the PIPE, we entered into securities purchase agreements with a number of investors, including Barry Engle, David Wallerstein (who is affiliated with Tencent and Henri Courpron, three of our non-executive directors, and Oliver Vogelgesang, our Chief Financial Officer, for the purchase and sale of 1,530,768 Class A Shares and warrants to purchase up to 382,690 Class A Shares for aggregate gross proceeds of approximately $1.9 million. The Company’s sales to Messrs. Courpron, Engle, Wallerstein and Vogelgesang resulted in gross proceeds of approximately $0.1 million, $1.3 million, $0.5 million and $0.08 million, respectively.